SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q10 Results

Curitiba, Brazil, May 12, 2010 – Companhia Paranaense de Energia - Copel (BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sales power to the State of Paraná, announces its results for the first quarter of 2010. All the figures in this report are in Brazilian Reais and were prepared in accordance with Brazilian GAAP.

This report presents cumulative data January through March 2010 compared with the same period in the previous year.

•   Copel’s consolidated balance sheet presents, in addition to the figures of the wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, the latter jointly controlled with other shareholders.

•   Net Operating Revenue (NOR): R$ 1,501 million.

•   Operating Income: R$ 332 million.

•   Net Income: R$ 224 million (R$ 0.82 per share).

•   EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 324 million.

•   Return on Shareholder’s Equity: 2.5% in the quarter.

•   Growth in power consumption billed by Copel to captive customers: 8.2%.

•   Copel’s rating calculated by Fitch is AA(bra) for the corporate and for the 4th debenture issue.

The Company’s shares and main indexes presented the following variations in the quarter:

Ticker	Price	Var. %	Index	Points	Var. %
CPLE3 (common/ BM&FBovespa)	R$ 37,20	1,9	IBOVESPA	70.371	2,6
CPLE6 (preferred B/ BM&FBovespa)	R$ 36,41	(1,7)
ELP (ADS/ Nyse)	US$ 20,48	(4,5)	DOW JONES	10.857	4,1
XCOP (preferred B/ Latibex)	€ 15,17	2,4	LATIBEX	3.716	6,9

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

SUMMARY

1. Income Statement	3
1.1 Operating Revenues	3
1.2 Deductions from Operating Revenues	4
1.3 Operating Costs and Expenses	5
1.4 EBITDA	7
1.5 Interest Income (Expenses)	7
1.6 Equity in Results of Investees	7
1.7 Net Income	7
2. Balance Sheet and Investment Program	7
2.1 Assets	7
2.2 Liabilities and Shareholders’ Equity	8
2.3 Investment Program	9
3. Shareholding Structure	10
4. Consolidated Financial Statements	11
4.1 Assets	11
4.2 Liabilities	12
4.3 Income Statement	13
4.4 Cash Flow	14
5.1 Assets	15
5.2 Liabilities	16
5.3 Income Statement	17
6. Energy Market	17
6.1 Captive Market	17
6.2 Grid Market (TUSD)	18
6.3 Copel’s Consolidated Market	19
6.4 Energy Flow	19
7. Supplementary Information	21
7.1 Tariffs	21
7.2 Main Operational and Financial Indicators	22
7.3 1Q10 Results Conference Call	23

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

1. Income Statement

The contents of Copel’s financial statements are monitored by the Company’s Board of Directors, through the activities of the Audit Committee. To ensure the accuracy of these statements, the Audit Committee directly receives any reports or concerns about them.

With the enactment of Law no. 11,638/2007, which has updated the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS), new technical accounting rules and pronouncements have been published, in compliance with the IFRS, by the Accounting Pronouncements Committee (CPC).

Copel, pursuant to CVM Ruling no. 603/2009, has chosen to present its quarterly information reports during 2010 in accordance with the accounting practices in effect until December 31, 2010 and to adjust the 2009 data according to these practices, for purposes of comparison, at least until the 2010 financial statements are presented.

1.1 Operating Revenues

In In the first quarter of 2010, operating revenues reached R$ 2,344.6 million, an amount 12.9% greater than the R$ 2,077.5 million recorded in the first quarter of 2009. The most important variations were:

(i) a 17.2% increase in revenues from “electricity sales to final customers”, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due basically to: (i) an 8.2% increase in sales to captive customers, particularly to 22,5% residential, industrial, and commercial customers, with 6.0%, 10.3%, and 9.8% increases, respectively; (ii) the average 12.98% rate increase passed on as of July 24, 2009 to customers who pay their bills late; and (iii) the increased VAT (ICMS) tax rate in effect since April 1, 2009;

(ii) a 13.7% increase in revenues from “electricity sales to distributors”, on account of: (i) increased prices under power purchase agreements in the regulated market and bilateral contracts and (ii) increased revenues from the sale of energy at the Electric Energy Trading Chamber (CCEE);

(iii) the “use of the main transmission grid” item comprises revenues from the use of the distribution system (TUSD), from the use of the basic transmission network, and from the use of the connection network, and recorded a 9.5% increase in the first quarter, mostly on account of: (i) increased sales; (ii) the rate increase passed on as of July 24, 2009 to customers who pay their bills late; (iii) the increased VAT (ICMS) tax rate; and (iv) a rate increase applied to network charges;

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

(iv) a 27.0% increase in “telecommunications revenues” due to service to new customers and added services to existing ones;

(v) a 13.7% increase in “distribution of piped gas” (supplied by Compagas), due basically to the effects of the economic recovery and the resulting higher sales of gas, particularly to the industrial segment; and

(vi) an 18.3% reduction in "other operating revenues", due mostly to lower revenues on variable portion from the lease contract of the Araucária Thermal Power Plant.

					R$'000
Gross Income Statement	1Q10	4Q09	1Q09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Operating revenues	2.344.556	2.353.949	2.077.541	(0,4)	12,9
Electricity sales to final customers	882.406	886.969	752.679	(0,5)	17,2
Residential	299.032	291.312	253.861	2,7	17,8
Industrial	280.692	299.852	241.112	(6,4)	16,4
Commercial	198.630	194.024	166.953	2,4	19,0
Rural	41.802	36.140	35.438	15,7	18,0
Other segments	62.250	65.641	55.315	(5,2)	12,5
Electricity sales to distributors	380.486	390.784	334.583	(2,6)	13,7
CCEAR (Auction)	283.167	295.434	267.129	(4,2)	6,0
Bilateral contracts	53.828	51.992	46.181	3,5	16,6
Electricit Energy Trading Chamber - CCEE	43.491	43.358	21.273	0,3	104,4
Use of main transmission grid	952.408	952.933	869.601	(0,1)	9,5
Residential	304.692	296.840	277.751	2,6	9,7
Industrial	252.526	272.342	233.287	(7,3)	8,2
Commercial	203.434	198.630	185.251	2,4	9,8
Rural	42.546	36.825	39.646	15,5	7,3
Other segments	62.790	66.293	60.801	(5,3)	3,3
Free customers	37.692	33.913	33.355	11,1	13,0
Basic Network and connection grid	48.728	48.090	39.510	1,3	23,3
Telecommunications revenues	29.998	28.748	23.615	4,3	27,0
Distribution of piped gas	70.856	65.939	62.293	7,5	13,7
Other operating revenues	28.402	28.576	34.770	(0,6)	(18,3)
Leases and rents	16.560	16.238	24.306	2,0	(31,9)
Revenues from services	9.836	10.003	7.737	(1,7)	27,1
Charged services	1.953	1.992	2.253	(2,0)	(13,3)
Other revenues	53	343	474	(84,5)	(88,8)

1.2 Deductions from Operating Revenues

Deductions from operating revenues increased 17.0% in the first quarter of 2010, mostly on account of the following variations: (i) the increase in the VAT (ICMS) tax rates from 27% to 29% levied on power sales, pursuant to Law no. 16,016/2008, effective April 1, 2009; and (ii) increased Energy Development Account disbursements, pursuant to ANEEL.

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

The following table shows the legal deductions from Copel’s operating revenues:

					R$'000
Deductions from Operating Revenues	1Q10	4Q09	1Q09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
VAT (ICMS)	487.766	487.231	403.749	0,1	20,8
Cofins	179.417	203.813	160.809	(12,0)	11,6
Pis/Pasep	38.950	44.262	34.911	(12,0)	11,6
ISSQN	451	439	409	2,7	10,3
CDE	57.582	57.001	47.864	1,0	20,3
CCC	41.712	40.961	40.800	1,8	2,2
RGR	19.461	19.596	18.834	(0,7)	3,3
R&D and EEP	15.139	14.984	13.480	1,0	12,3
Other	3.168	111	56	-	-
TOTAL	843.646	868.398	720.912	(2,9)	17,0

1.3 Operating Costs and Expenses

In the first quarter of 2010, operating costs and expenses reached R$ 1,276.8 million, with a 29.3% increase compared to the R$ 987.1 million recorded in the first quarter of 2009. The main variations were: (i) a 36.7% increase in “electricity purchased for resale” on account of the higher costs of energy from Itaipu, from auctions (CCEAR), from the Itiquira Power Plant, and from Proinfa. The accrual of R$ 82.6 million in Portion A amounts also contributed to the increase in this item, which was partially offset by lower costs of energy at CCEE. The opening of electricity purchased for resale is as it follows:

					R$'000
Electricity purchased for resale	1Q10	4Q09	1Q09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Itaipu	152.674	143.277	121.795	6,6	25,4
CCEAR (Auction)	317.078	320.317	266.442	(1,0)	19,0
CCEE	12.065	7.715	57.807	56,4	(79,1)
Itiquira	29.224	30.003	27.832	(2,6)	5,0
Dona Francisca	14.814	15.134	14.895	(2,1)	(0,5)
Proinfa	30.622	14.254	6.845	114,8	347,4
CVA	82.556	(10.734)	(16.887)	-	-
(-) Pis/Pasep and Cofins	(52.124)	(51.898)	(49.389)	0,4	5,5
TOTAL	586.909	468.068	429.340	25,4	36,7

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

(ii) a 50.4% increase in charges for the use of the main transmission grid, due mostly to higher System Service Charges (ESS), as defined by ANEEL by the last tariff readjustment. System Service Charges are collected to cover the costs of such system services as those resulting from the dispatched generation regardless of priority, among others.

(iii) in the first quarter of 2010, “personnel and management” expenses amounted to R$ 175.4 million, a figure 5.2% higher than the one recorded in the first quarter of 2009. This increase was due basically to the 6.0% wage increase applied as of October 2009;

(iv) the “pension and healthcare plans” item reflects the accrual of liabilities pursuant to the 2010 actuarial report in connection with the Healthcare Plan (R$ 7.1 million), calculated according to the criteria set by CVM Ruling no. 371/2000. The monthly installments of each plan have also been recorded;

(v) the balance under "materials and supplies” increased 17.0%, due mostly higher purchases of materials for the power system;

(vi) the reduction in “raw materials and supplies for electricity generation” was due to lower purchases of mineral coal for the Figueira Thermal Power Plant;

(vii) “natural gas and supplies for the gas business” reflects the amounts of natural gas acquired by Compagas from Petrobras to supply third-parties. The 9.3% drop reflects mostly the lower prices of gas on account of the appreciation of the real against the U.S. dollar, as these prices are denominated in dollars;

(viii) the 10.6% increase in third-party services was due mostly to higher expenses with power grid maintenance;

(ix) the increase in “provisions and reversals” was due basically to the accrual of labor provisions in the amount of R$ 20.2 million; and

(x) the 35.6% variation in “other operating expenses” was due mostly to higher payments of financial compensation for use of water resources, due to higher hydroelectric power output during the first quarter of 2010.

					R$ '000
Operating Costs and Expenses	1Q10	4Q09	1Q09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Electricity purchase for resale	586.909	468.068	429.340	25,4	36,7
Charges for the use of main transmission grid	184.566	170.696	122.701	8,1	50,4
Personnel and management	175.420	270.596	166.727	(35,2)	5,2
Pension and healthcare plans	26.054	31.112	(5.519)	(16,3)	-
Material and supplies	16.230	20.640	13.871	(21,4)	17,0
Raw material and supplies for electricity generation	5.559	3.202	5.693	73,6	(2,4)
Natural gas and supplies for the gas business	34.151	33.399	37.666	2,3	(9,3)
Third-party services	73.322	88.697	66.316	(17,3)	10,6
Depreciation and amortization	99.697	98.568	98.633	1,1	1,1
Provisions and reversals	17.763	(116.571)	9.551	-	86,0
Other operating expenses	57.120	145.565	42.117	(60,8)	35,6
TOTAL	1.276.791	1.213.972	987.096	5,2	29,3

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

1.4 EBITDA

In the first quarter of 2010, earnings before interest, taxes depreciation and amortization (EBITDA) totaled R$ 323.8 million, 30.8% lower than the R$ 468.2 million reported in the same period last year.

1.5 Interest Income (Expenses)

Financial income increased 36.7% compared to the first quarter of 2009, reaching R$ 120.0 million. This increase was due mostly to the monetary variation of the CRC balance, which is restated according to the IGP-DI inflation index. This indicator was 2.8% in the first quarter of 2010 and -1.0% in the first quarter of 2009.

Financial expenses in the first quarter of 2010 reached R$ 53.5 million, a figure 3.2% lower than the one recorded in the first quarter of 2009. This was due mostly to lower debt charges, on account of the settlement of debentures.

1.6 Equity in Results of Investees

Equity in investees and subsidiaries reflects gains and losses in connection with the investments in Copel's investees and subsidiaries. In the first quarter of 2010, this item comprises R$ 2.2 million from Sercomtel Telecom, R$ 2.5 million from Foz do Chopim Energética, R$ 28.6 million from Dona Francisca Energética, and R$ 8.2 million from Sanepar.

1.7 Net Income

Copel recorded in the first quarter of 2010 net income of R$ 224.0 million (corresponding to R$ 0.82 per share), a figure 17.7% lower than that recorded in the first quarter of 2009.

2. Balance Sheet and Investment Program

2.1 Assets

On March 31, 2010, Copel’s assets totaled R$ 13,855.0 million, 5.1% up year-on-year.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index and plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,275.7 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum. The amortizations are backed by dividend proceeds.

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

2.2 Liabilities and Shareholders’ Equity

Copel’s consolidated debt (including debentures) at the end of March 2010 was R$ 1,526.3 million, representing a debt/equity ratio of 16.9%.

The shareholders’ equity of Copel on March 31, 2010, was R$ 9,054.0 million, 8.8% higher than on March 31, 2009, and equivalent to R$ 33.09 per share (book value).

Debt Profile

The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
		Short-term	Long-term	Total
	IBD	18.811	-	18.811
Foreign	National Treasury	6.458	59.995	66.453
Currency	Eletrobras	6	22	28
	Total	25.275	60.017	85.292
	Eletrobras - COPEL	40.344	272.649	312.993
	BNDES - Compagas	6.361	4.816	11.177
Domestic	Debentures - COPEL	4.518	600.000	604.518
Currency	BNDES/Banco do Brasil S/A - Mauá	2.177	169.882	172.059
	Banco do Brasil S/A and other	3.603	336.662	340.265
	Total	57.003	1.384.009	1.441.012
GENERAL TOTAL		82.278	1.444.026	1.526.304

The loan, financing and debentures maturities are presented below:

						R$'000
	2010	2011	2012	2013	2014	After 2014
Loans and Financing	77.760	39.742	60.222	59.781	388.036	296.245
Domestic Currency	52.485	34.680	56.495	57.391	386.837	248.606
Foreign Currency	25.275	5.062	3.727	2.390	1.199	47.639
Debentures	4.518	600.000	-	-	-	-
TOTAL	82.278	639.742	60.222	59.781	388.036	296.245

Copel’s consolidated net debt (loans, financing and debentures less cash) declined significantly in the past years, as shown in the following chart:

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

Provisions for Contingencies

The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for those cases assessed as probable losses.

The balance of provisions for contingencies, net of related judicial deposits, is as follows:

Consolidated	Mar/10	Dec/09	Mar/09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Labor	151.905	134.709	101.390	12,8	49,8
Regulatory	37.055	37.010	36.893	0,1	0,4
Civil	242.936	251.996	214.410	(3,6)	13,3
Suppliers	62.203	61.202	52.777	1,6	17,9
Civil and administrative claims	33.315	46.645	22.851	(28,6)	45,8
Easements	14.185	14.902	15.359	(4,8)	(7,6)
Condemnations and property	129.260	125.339	118.998	3,1	8,6
Customers	3.962	3.898	4.415	1,6	(10,3)
Environmental claims	11	10	10	10,0	-
Tax	54.464	50.829	239.532	7,2	(77,3)
Cofins tax	-	-	180.628	-	-
Other tax	54.464	50.829	58.904	7,2	(7,5)
TOTAL	486.360	474.544	592.225	2,5	(17,9)

The amounts provisioned for Cofins were reversed due to the adhesion to Refis Program.

2.3 Capital Expenditure - CAPEX

Copel’s CAPEX from January through March 2010 and its estimated expenditures in permanent assets for 2010, including both interests in subsidiaries and investees and tangible and intangible property, plant, and equipment, are shown below:

		R$ million
	Carried	Scheduled
	1Q10	2010

Generation and Transmission	12,3	176,4
Consórcio Energético Cruzeiro do Sul (UHE Mauá)	36,1	323,3
Distribution	160,2	761,8
Telecommunications	16,2	81,4

TOTAL	224,8	1.342,9

Compagas, Elejor and UEG Araucária, whose financial statements have been consolidated into Copel’s, invested R$ 7.0 million and R$ 0.3 million and R$ 1.5 million during the first quarter of 2010, respectively.

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

3. Shareholding Structure

     On March 31, 2010, paid-in capital totaled R$ 4,460 million, composed of the following shares (with no par value) and shareholders:

							Thousand shares

Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%

State of Paraná	85.029	58,6	-	-	14	-	85.043	31,1
BNDESPAR	38.299	26,4	-	-	27.282	21,3	65.581	24,0
Eletrobras	1.531	1,1	-	-	-	-	1.531	0,6
Stockholdings	19.618	13,5	127	32,2	100.897	78,7	120.642	44,0
BM&FBOVESPA	19.468	13,4	127	32,2	60.800	47,4	80.395	29,3
NYSE	150	0,1	-	-	39.904	31,1	40.054	14,6
LATIBEX	-	-	-	-	193	0,2	193	0,1
Other	554	0,4	268	67,8	36	-	858	0,3
TOTAL	145.031	100,0	395	100,0	128.229	100,0	273.655	100,0

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

4. Consolidated Financial Statements

4.1 Assets

					R$'000
ASSETS	Mar/10	Dec/09	Mar/09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)

CURRENT	3.700.425	3.827.745	3.539.576	(3,3)	4,5
Cash and cash equivalents	1.695.486	1.696.152	1.594.216	-	6,4
Customers and distributors	1.156.188	1.117.858	1.044.176	3,4	10,7
Allowance for doubtfull accounts	(59.682)	(54.018)	(60.723)	10,5	(1,7)
Telecommunications services, net	12.043	8.718	9.712	38,1	24,0
Dividends receivable	7.452	5.135	5.247	45,1	42,0
Services in progress	95.012	92.472	59.626	2,7	59,3
CRC transferred to the State of Paraná	50.709	49.549	47.782	2,3	6,1
Taxes and social contributions paid in advance	267.630	352.412	231.546	(24,1)	15,6
Deferred regulatory assets - CVA	183.355	218.500	188.303	(16,1)	(2,6)
Other regulatory assets	8.763	17.526	27.570	(50,0)	(68,2)
Bonds and Securities	3.448	78.959	71.358	(95,6)	(95,2)
Collaterals and escrow accounts	120.364	113.701	174.565	5,9	(31,0)
Inventories	105.115	94.190	72.149	11,6	45,7
Other receivables	54.542	36.591	74.049	49,1	(26,3)
NONCURRENT	10.154.540	10.005.751	9.648.868	1,5	5,2
Long-Term Assets	1.944.594	1.950.037	1.997.234	(0,3)	(2,6)
Customers and distributors	58.035	51.377	71.632	13,0	(19,0)
Allowance for doubtfull accounts	-	-	(191)	-	-
Telecommunications services	1.011	1.011	2.827	-	(64,2)
CRC transferred to the State of Paraná	1.225.025	1.205.025	1.248.554	1,7	(1,9)
Taxes and social contributions paid in advance	450.369	438.978	458.496	2,6	(1,8)
Deferred regulatory assets - CVA	41.195	98.963	51.790	(58,4)	(20,5)
Other regulatory assets	-	-	5.786	-	-
Bonds and Securities	40.937	40.103	-	2,1	-
Collaterals and escrow accounts	24.748	24.195	37.515	2,3	(34,0)
Judicial Deposits	86.219	73.436	109.116	17,4	(21,0)
Other receivables	17.055	16.949	11.709	0,6	45,7
Investments	431.982	395.565	404.689	9,2	6,7
Property, plant and equipment	7.619.855	7.528.432	7.120.704	1,2	7,0
Intangible assets	158.109	131.717	126.241	20,0	25,2
TOTAL	13.854.965	13.833.496	13.188.444	0,2	5,1

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

4.2 Liabilities

					R$'000
LIABILITIES	Mar/10	Dec/09	Mar/09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	1.672.557	1.841.162	1.684.825	(9,2)	(0,7)
Loans, financing and debentures	82.278	135.893	119.238	(39,5)	(31,0)
Suppliers	557.410	543.529	542.241	2,6	2,8
Taxes and social contributions	396.413	536.453	310.755	(26,1)	27,6
Dividends/ Interest on capital	91.233	90.806	248.686	0,5	(63,3)
Accrued payroll costs	173.305	206.957	169.468	(16,3)	2,3
Post-employment benefits	20.930	22.505	20.919	(7,0)	0,1
Deferred regulatory liabilities - CVA	71.001	25.020	12.977	183,8	447,1
Other regulatory liabilities	4.189	8.315	21.071	(49,6)	(80,1)
Regulatory charges	46.826	29.523	33.248	58,6	40,8
Research and development and energy efficiency	112.779	121.005	100.262	(6,8)	12,5
Other payables	116.193	121.156	105.960	(4,1)	9,7
NON-CURRENT	2.815.409	2.908.736	2.938.620	(3,2)	(4,2)
Loans, financing and debentures	1.444.026	1.537.528	1.538.509	(6,1)	(6,1)
Reserve for contingencies	486.360	474.544	592.225	2,5	(17,9)
Suppliers	168.103	175.796	209.352	(4,4)	(19,7)
Taxes and social contributions	156.477	174.406	27.388	(10,3)	471,3
Post-employment benefits	356.442	352.976	398.864	1,0	(10,6)
Deferred regulatory liabilities - CVA	23.667	25.020	-	(5,4)	-
Other regulatory liabilities	15	26	3.868	(42,3)	(99,6)
Research and development and energy efficiency	102.309	90.493	83.943	13,1	21,9
Deferred revenues	74.994	74.994	74.994	-	-
Other accounts payables	3.016	2.953	9.477	2,1	(68,2)
NONCONTROLLING INTEREST	312.957	253.537	239.841	23,4	30,5
SHAREHOLDERS' EQUITY	9.054.042	8.830.061	8.325.158	2,5	8,8
Stock capital	4.460.000	4.460.000	4.460.000	-	-
Capital reserves	838.340	838.340	838.340	-	-
Profit reserves	3.531.721	3.531.721	2.754.747	-	28,2
Retained earnings	223.981	-	272.071	-	(17,7)
TOTAL	13.854.965	13.833.496	13.188.444	0,2	5,1

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

4.3 Income Statement

					R$'000
INCOME STATEMENT	1Q10	4Q09	1Q09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Operating revenues *	2.344.556	2.353.949	2.077.541	(0,4)	12,9
Deductions from operating revenues	(843.646)	(868.398)	(720.912)	(2,9)	17,0
Net operating revenues	1.500.910	1.485.551	1.356.629	1,0	10,6
Operating costs and expenses	(1.276.791)	(1.213.972)	(987.096)	5,2	29,3
Electricity purchased for resale	(586.909)	(468.068)	(429.340)	25,4	36,7
Use of main transmission grid	(184.566)	(170.696)	(122.701)	8,1	50,4
Personnel and management	(175.420)	(270.596)	(166.727)	(35,2)	5,2
Pension and healthcare plans	(26.054)	(31.112)	5.519	(16,3)	-
Material and supplies	(16.230)	(20.640)	(13.871)	(21,4)	17,0
Raw material and supplies for electricity generation	(5.559)	(3.202)	(5.693)	73,6	(2,4)
Natural gas and supplies for electricity generation	(34.151)	(33.399)	(37.666)	2,3	(9,3)
Third-party services	(73.322)	(88.697)	(66.316)	(17,3)	10,6
Depreciation and amortization	(99.697)	(98.568)	(98.633)	1,1	1,1
Provisions and reversals	(17.763)	116.571	(9.551)	(115,2)	86,0
Other operating expenses	(57.120)	(145.565)	(42.117)	(60,8)	35,6
Result of operations	224.119	271.579	369.533	(17,5)	(39,4)
Interest Income (expenses)	66.483	(42.473)	32.538	-	104,3
Interest income	119.964	98.332	87.771	22,0	36,7
Interest expenses	(53.481)	(140.805)	(55.233)	(62,0)	(3,2)
Equity in results of investees	41.514	(12.918)	11.174	-	271,5
Operating income (expenses)	332.116	216.188	413.245	53,6	(19,6)
Income tax and social contribution	(102.289)	(31.326)	(137.379)	226,5	(25,5)
Net income (loss) before noncontrolling interest	229.827	184.862	275.866	24,3	(16,7)
Noncontrolling interest	(5.846)	(4.862)	(3.795)	20,2	54,0
Net income (loss)	223.981	180.000	272.071	24,4	(17,7)
Earning per share	0,82	0,66	0,99	24,0	(17,7)
EBITDA	323.816	370.147	468.166	(12,5)	(30,8)
* Please refer to the operating revenue breakdown in page 4.

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

4.4 Cash Flow

		R$'000
Consolidated Cash Flow	1Q10	1Q09
Cash flow from operating activities
Net income for the period	223.981	272.071
Adjustments to reconcile net income to cash provided by operating activities:	186.688	38.219
Provision (reversal) for doubtful accounts	5.714	4.396
Depreciation	98.047	96.793
Amortization of intangible assets	1.650	1.840
Unrealized monetary and exchange variations, net	(13.763)	18.231
Equity in the results of investees	(41.514)	(11.174)
Deferred income tax and social contribution	(47.761)	31.081
Variations in the regulatory assets and liabilities - CVA	141.692	(87.695)
Variations in other regulatory assets and liabilities, net	4.626	896
Provisions (reversals) for contingencies	12.049	5.155
Provisions (Reversals) for post-employment benefits	6.956	(23.997)
Provision for research and development and energy efficiency	8.769	2.777
Loss on disposal of investments	6	-
Loss on disposal of property, plant, and equipment, net	4.355	3.509
Loss on disposal of intangible assets, net	16	202
Noncontrolling interests	5.846	(3.795)
Reduction (increase) of assets	29.668	22.423
Increase (reduction) of liabilities	(184.682)	(204.631)
Net cash generated by operating activities	255.655	128.082
Cash flow from investing activities
Bonds and securities	75.558	-
Collaterals and escrow deposits	(5.075)	(20.983)
Additions in other investments	(30)	(21)
Additions to property, plant, and equipment:	(205.533)	(180.932)
Additions to intangible assets	(28.057)	(10.164)
Customer contributions	15.069	11.830
Disposal of property, plant, and equipment	87	1.550
Net cash used by investing activities	(147.981)	(198.720)
Cash flow from financing activities
Loans and financing obtained	80.059	-
Amortization of principal amounts of loans and financing	(10.491)	(15.361)
Amortization of principal amounts of debentures	(177.908)	(133.360)
Net cash used by financing activities	(108.340)	(148.721)
Increase (decrease) in cash and cash equivalents	(666)	(219.359)
Cash and cash equivalents at the beginning of the period	1.696.152	1.813.576
Cash and cash equivalents at the end of the period	1.695.486	1.594.217
Variation in cash and cash equivalents	(666)	(219.359)

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

5 Financial Statements – Wholly Owned Subsidiaries

5.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	1.221.163	1.673.142	58.090
Cash and cash equivalents	839.407	233.991	29.286
Customers and distributors, net	250.866	841.744	-
Telecommunications services, net	-	-	15.496
Dividends receivable	4.480	-	-
Services in progress	18.885	75.855	-
CRC transferred to the State of Paraná	-	50.709	-
Taxes and social contributions	6.708	134.065	2.869
Deferred regulatory assets - CVA	-	183.355	-
Other regulatory assets	-	8.763	-
Bonds and Securities	477	2.970	-
Collateral and escrow accounts	77.411	19.133	-
Inventories	9.738	85.285	8.851
Other	13.191	37.272	1.588
NONCURRENT	4.245.215	4.317.046	209.118
Long-Term Assets	130.984	1.700.591	11.361
Customers and distributors, net	-	58.035	-
Telecommunications services	-	-	1.011
CRC transferred to the State of Paraná	-	1.225.025	-
Taxes and social contributions	79.682	294.933	10.350
Deferred regulatory assets - CVA	-	41.195	-
Bonds and Securities	40.937	-	-
Collateral and escrow accounts	-	24.748	-
Judicial deposits	8.484	52.068	-
Other	1.881	4.587	-
Investments	397.922	4.235	-
Property, plant and equipment	3.643.117	2.555.939	193.189
Intangible assets	73.192	56.281	4.568
TOTAL	5.466.378	5.990.188	267.208
GET: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

5.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	792.884	1.312.444	24.235
Loans and financing	53.245	15.318	-
Suppliers	110.382	447.264	9.508
Taxes and social contributions	67.490	244.885	2.809
Dividends payable	473.108	206.481	1.156
Accrued payroll costs	39.754	121.110	9.761
Post-emplyment benefits	5.524	14.475	902
Deferred regulatory liabilities - CVA	-	71.001	-
Other regulatory charges	-	4.189	-
Customer charges due	3.979	42.847	-
Research and development and electric efficiency	8.673	100.678	-
Other accounts payable	30.729	44.196	99
NON-CURRENT	849.045	1.498.036	15.425
Loans and financing	342.611	166.999	-
Provision for contingencies	196.747	250.450	855
Intercompany receivables	-	669.650	-
Suppliers	187.854	-	-
Taxes and social contributions	-	63.254	-
Post-employment benefits	96.986	243.880	14.570
Account for compensation of "Portion A"	-	23.667	-
Other regulatory charges	-	15	-
Research and development and electric efficiency	22.188	80.121	-
Other accounts payable	2.659	-	-
SHAREHOLDERS' EQUITY	3.824.449	3.179.708	227.548
Stock capital	3.505.994	2.624.841	194.755
Profit reserves	155.706	550.826	24.701
Retained earnings (losses)	162.749	4.041	8.092
TOTAL	5.466.378	5.990.188	267.208

GET: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

5.3 Income Statement

			R$'000
Income Statement	GET	DIS	TEL
Operating revenues	496.109	1.786.115	40.504
Electricity sales to final customers	39.173	844.297	-
Electricity sales to distributors	381.071	15.513	-
Use of main transmission grid	66.946	906.851	-
Telecommunications revenues	-	-	40.504
Other operating revenues	8.919	19.454	-
Deductions from operating revenues	(68.828)	(749.913)	(7.285)
Net operating revenues	427.281	1.036.202	33.219
Operating costs and expenses	(175.534)	(1.090.488)	(21.887)
Electricity purchase for resale	(13.938)	(635.954)	-
Use of main transmission grid	(47.332)	(153.478)	-
Personel and management	(41.270)	(120.620)	(8.763)
Pension and healthcare plans	(6.235)	(18.330)	(1.203)
Material	(3.553)	(12.341)	(268)
Raw material and supplies for electricity generation	(5.125)	-	-
Third-party services	(14.089)	(62.268)	(3.936)
Depreciation and amortization	(33.333)	(43.365)	(8.089)
Provisions (reversal) for contigencies	19.680	(30.359)	1.014
Other costs and expenses	(30.339)	(13.773)	(642)
Result of operations	251.747	(54.286)	11.332
Interest Income (expenses)	2.662	60.839	908
Equity in results of investees	(5.280)	-	-
Operating Income (expenses)	249.129	6.553	12.240
Provision for tax and social contribution	(76.720)	(58.326)	(3.789)
Tax and social contribution	(9.660)	55.814	(359)
Net Income (loss)	162.749	4.041	8.092
Ebitda	285.080	(10.921)	19.421
GET: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

6. Energy Market

6.1 Captive Market

The captive market alone consumed 5,377.5 GWh, with 8.2% growth in the first quarter of 2010. This performance was influenced mostly by: - increase in the number of customers across all categories; - increases of 4.9%, 8.0%, 3.0%, and 3.6% in average industrial, commercial, residential, and rural per customer consumption, respectively; and - measures against the economic crisis.

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

Residential customers consumed 1,499.0 GWh during the first quarter, with 6.0% growth, influenced by (i) the 2.9% increase in the number of consumers, and (ii) higher sales of electric appliances and electronics, due to an expanding job market, lower IPI tax on appliances, lower interest rates, and the appreciation of the real. This customer category accounted for 27.9% of Copel’s captive market consumption. At the end of the quarter, Copel supplied 2,881,156 residential customers.

Industrial customers consumed 1,709.9 GWh, with 10.3% growth on account of the economic recovery. This customer category accounted for 31.8% of Copel’s captive market consumption. At the end of the quarter, Copel supplied 67,087 captive industrial customers.

Commercial customers consumed 1,172.2 GWh, with 9.8% growth, on account of the government measures against the economic crisis. This customer category accounted for 21.8% of Copel’s captive market consumption. At the end of the quarter, Copel supplied 300,359 commercial customers.

Rural customers consumed 488.9 GWh, with 8.5% growth, on account of the 4.8% increase in the number of customers and the recovering economy. This customer category accounted for 9.1% of Copel’s captive market consumption. At the end of the quarter, Copel supplied 358,047 rural customers.

The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 507.5 GWh, with 3.9% growth in the quarter. These categories accounted for 9.4% of Copel’s captive market consumption. At the end of the quarter, Copel supplied 48,596 customers in these categories.

The following table features the performance of Copel’s captive market by customer category:

			GWh
Segment	1Q10	1Q09	Var.%
	(1)	(2)	(1/2)
Residential	1.499	1.414	6,0
Industrial	1.710	1.551	10,3
Commercial	1.172	1.068	9,8
Rural	489	450	8,5
Other	508	488	3,9
Captive Customers Total	5.378	4.971	8,2

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, supply to utilities within the State of Paraná, and all free customers within its concession area, expanded 7.1% on account of the growth of the captive market, as shown below:

			GWh
	1Q10	1Q09	Var.%
	(1)	(2)	(1/2)
Captive Market	5.378	4.971	8,2
Concessionaires	137	124	10,8
Free Customers	762	721	5,7

Grid Market	6.277	5.816	7,9
* All free customers served by COPEL GET and other suppliers at the COPEL DIS concession area.

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

6.3 Copel’s Consolidated Market

The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

			GWh
Segment	1Q10	1Q09	Var. %
	(1)	(2)	(1/2)
COPEL Distribuição
Captive Market	5.378	4.971	8,2
Concessionaires	137	124	10,8
CCEE	-	-	-
Total COPEL Distribuição	5.515	5.095	8,2
COPEL Geração e Transmissão
CCEAR (COPEL Distribuição)	309	284	8,8
CCEAR (other concessionaires)	3.359	3.357	0,1
Adjustment auctions (COPEL Distribuição)	-	38	-
Free Customers	232	270	(13,9)
Bilateral Agreements	254	250	1,6
CCEE	127	37	244,5
Total COPEL Geração e Transmissão	4.281	4.235	1,1
Total COPEL	9.796	9.331	5,0

6.4 Energy Flow

Copel Consolidated

			GWh
	1Q10	1Q09	Var.%
Own Generation	6.495	3.944	64,7
Purchased energy	6.531	6.511	0,3
Itaipu	1.306	1.320	(1,1)
Auction – CCEAR	4.151	3.686	12,6
Itiquira	226	226	-
Dona Francisca	159	159	-
CCEE	270	236	14,4
MRE	-	494	0,0
Other	419	390	7,4
Total Available Power	13.026	10.455	24,6
Captive Market	5.378	4.971	8,2
Concessionaires	137	124	10,5
Free Customers	232	270	(14,1)
Bilateral Agreements	253	250	1,2
Auction – CCEAR	3.668	3.679	(0,3)
CCEE	127	37	243,2
MRE	2.247	283	694,0
Losses and differences	984	841	17,0
Basic network losses	317	260	21,9
Distribution losses	635	550	15,5
CG contract allocation	32	31	3,2
Amounts subject to changes after settlement by CCEE
CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG)

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

Copel Geração e Transmissão

			GWh
	1Q10	1Q09	Var. %
Own Generation	6.495	3.944	64,7
CCEE	44	23	87,0
MRE	-	494	-
Dona Francisca	159	159	-
Total Available Power	6.698	4.621	45,0
Bilateral Agreements	253	250	1,4
CCEAR – COPEL Distribuição	309	284	8,8
CCEAR – Other Concessionaires	3.359	3.357	0,1
Adjustment auction (COPEL Distribuição)	-	38	-
Free Customers	232	270	(13,9)
CCEE	127	37	244,5
MRE	2.247	283	692,7
Losses and differences	170	102	66,6

Copel Distribuição

			GWh
	1Q10	1Q09	Var. %
Itaipu	1.306	1.320	(1,0)
CCEAR – COPEL Geração e Transmissão	309	284	8,8
CCEAR – Other Wholesale	3.842	3.364	14,2
	-	38	-
CCEE	226	213	6,2
Itiquira	226	226	-
Other	419	390	7,6
Available Power	6.329	5.834	8,5
Captive market	5.378	4.971	8,2
Wholesale	137	124	10,8
CCEE	-	-	-
Losses and differences	814	739	10,2
Basic network losses	147	158	(6,8)
Distribution losses	635	550	15,5
CG contract allocation	32	31	3,2

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

7. Supplementary Information

7.1 Tariffs

Average Energy Purchased Tariffs

				R$/MWh
Tariff	Mar 10	Dec 09	Mar 09	Var. %
	(1)	(2)	(3)	(1 / 3)
Itaipu*	90,35	87,95	116,41	(22,4)
Auction – CCEAR 2005 - 2012	70,82	70,86	67,39	5,1
Auction – CCEAR 2006 - 2013	82,94	82,97	78,92	5,1
Auction – CCEAR 2007 - 2014	92,93	92,87	89,26	4,1
Auction – CCEAR 2007 - 2014 (A-1)	118,41	118,41	112,56	5,2
Auction – CCEAR 2008 - 2015	99,75	99,74	94,86	5,2
Auction – CCEAR 2008 - H30	124,85	124,65	118,74	5,1
Auction – CCEAR 2008 - T15**	154,22	154,22	146,60	5,2
Auction – CCEAR 2009 - 2016	112,07	112,08	107,50	4,3
Auction – CCEAR 2009 - H30	133,26	133,26	126,67	5,2
Auction – CCEAR 2009 - T15**	150,73	150,73	143,28	5,2
Auction – CCEAR 2010 – H30	111,32	-	-	-
Auction – CCEAR 2010 – T15**	147,97	-	-	-
* Furnas transport charge not included

**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

Average Energy Retail Tariffs

				R$/MWh
Tariff	Mar 10	Dec 09	Mar 09	Var. %
	(1)	(2)	(3)	(1 / 3)
Residential	271,14	271,17	257,49	5,3
Industrial*	180,68	181,36	176,79	2,2
Commercial	228,49	228,74	225,18	1,5
Rural	156,74	156,24	151,21	3,7
Other	177,98	177,85	173,00	2,9

Retail distribution average rate	212,87	213,51	206,34	3,2
Without ICMS
* Free customers not included

Average Energy Supply Tariffs

				R$/MWh
Tariff	Mar 10	Dec 09	Mar 09	Var. %
	(1)	(2)	(3)	(1/ 3)

Auction CCEAR 2005 - 2012	70,96	70,86	67,62	4,9
Auction CCEAR 2006 - 2013	83,35	83,24	79,38	5,0
Auction CCEAR 2007 - 2014	93,22	93,13	88,96	4,8
Auction CCEAR 2008 - 2015	98,92	98,76	94,27	4,9
Auction CCEAR 2009 - 2016	113,10	113,03	107,96	4,8
Wholesale Concessionaires – State of Paraná	139,68	145,46	122,26	14,2

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

7.2 Main Operational and Financial Indicators

March 31, 2010

Generation
Copel Geração e Transmissão (GET) power plants	18 (17 hydro and 1 thermal)
Power plants in which Copel holds an interest	07 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of Copel GET	4,550 MW
Installed capacity of Copel’s Corporate Partnerships (1)	610 MW
Automated and remote-controlled power plants of Copel GET	15
Automated and remote-controlled power plants of Copel’s corporate partnerships	03
Copel GET’s step-up substations	14 (automated and remote-controlled)

Transmission
Transmission lines	1,942 km
Number of substations	30 (100% automated)
Installed capacity of substations	10,302 MVA

Distribution (up to 138 kV)
Distribution networks and lines	179,967 km
Number of substations	350 (100% automated)
Installed capacity of substations	9,351 MVA
Number of municipalities served	393
Number of localities served	1.111
Number of captive customers	3,655,245
DEC (outage duration per customer, in hours and hundredths of an hour)	3.63
FEC (outage frequency per customer)	3.18 times

Telecommunication
Optical cable – main ring	5,851 km
Self-sustained optical cable	9,580 km
Number of cities served	217
Number of customers	740

Administration
Number of employees (wholly owned subsidiaries)	8,440
Copel Geração e Transmissão	1,542
Copel Distribuição	6,484
Copel Telecomunicações	414
Customer per distribution employee	564

Financial
Book Value per Share	R$ 33.09 per share
EBITDA	R$ 323.8 million
Liquidity (Current Ratio)	2.2

Note:
(1) Proportional to the capital stake.

Companhia Paranaense de Energia – Copel
1st Quarter 2010 Earnings Results

7.3 1Q10 Results Conference Call

Presentation by Ronald Thadeu Ravedutti, CEO, with the participation of Rafael Iatauro, CFO and IRO.

Date:	Friday, May 14, 2010.
Time:	10:00 a.m. (US EST)
Telephone:	(55 11) 2188 0155
Code:	Copel

With simultaneous English translation.
Live webcast of the conference call will be available on www.copel.com/ir

Please connect 15 minutes prior to the call.

Investor Relations - Copel
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.